Exhibit 21.1
SUBSIDIARIES
Mymetics Corporation has four subsidiaries:
1.	6543 Luxembourg S.A.(a wholly-owned subsidiary of Mymetics Corporation) is a joint stock company organized under the laws of Luxembourg and does business under the name “6543 Luxembourg S.A.”

2.	Mymetics S.A. (a wholly-owned subsidiary of Mymetics Corporation)is a company organized under the laws of Switzerland and did business under the names “Mymetics S.A.” and “Mymetics Management Sàrl” during 2009.

3.	Bestewil Holding B.V. (a wholly-owned subsidiary of Mymetics Corporation) is a company organized under the laws of the Netherlands and did business under the name “Bestewil Holding B.V. ” during 2009.

4.	Mymetics B.V. (a wholly-owned subsidiary of Mymetics Corporation, via Bestewil Holding B.V.) is a company organized under the laws of the Netherlands and did business under the names “Mymetics B.V.” and “ Virosome Biologicals B.V. ”during 2009.